                                                       OMB APPROVAL
                                                 --------------------------
                                                 OMB Number:      3235-0145
                                                 Expires: December 31, 1997
                                                 Estimated average burden
                                                 hours per response...14.90

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  PRONET INC.
                                ----------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)

                                   74342C105
                                  -----------
                                 (CUSIP Number)

                                Thomas W. White
                           Wilmer, Cutler & Pickering
                              2445 M Street, N.W.
                          Washington, D.C. 20037-1420
                                 (202) 663-6000
                                 --------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 August 8, 1997
                                 --------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)

                                Page 1 of 9 Pages

                                  SCHEDULE 13D

CUSIP NO.  74342C105                                         PAGE 2 OF 9 PAGES


----------------------------------------------------------------------------------------------------------------------------
 1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Metrocall, Inc.
        IRS Identification No. 54-1215634

----------------------------------------------------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                                              (a) [ ]
                                                                                                              (b) [X]
----------------------------------------------------------------------------------------------------------------------------
 3      SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------
 4      SOURCE OF FUNDS*

           OO

----------------------------------------------------------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]


----------------------------------------------------------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
----------------------------------------------------------------------------------------------------------------------------
                 7      SOLE VOTING POWER

                        2,450,000
   NUMBER OF     -----------------------------------------------------------------------------------------------------------
    SHARES       8      SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY             0
     EACH        -----------------------------------------------------------------------------------------------------------
   REPORTING     9      SOLE DISPOSITIVE POWER
    PERSON
     WITH               2,450,000
                 -----------------------------------------------------------------------------------------------------------

                 10     SHARED DISPOSITIVE POWER

                        0
----------------------------------------------------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,450,000
----------------------------------------------------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*                                                [ ]


----------------------------------------------------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           16.3%
----------------------------------------------------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON*

          CO
----------------------------------------------------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Schedule 13D                                                  Page 3 of 9 Pages


                 This Schedule 13D is filed by and on behalf of Metrocall, Inc. ("Metrocall"). Metrocall has not previously filed a Schedule 13D with respect to the securities that are the subject of this filing. As described more fully in Item 4 below, Metrocall is filing this Schedule 13D pursuant to Rule 13d-1(a) as a result of its entry into a certain Option Agreement dated as of August 8, 1997 (the "Option Agreement") with ProNet Inc.

ITEM 1.          SECURITY AND ISSUER.

                 This statement relates to the common stock, $.01 par value (the "Common Stock") of ProNet Inc. (the "Issuer"), a Delaware corporation. The principal executive office of the Issuer is located at 6340 LBJ Freeway, Dallas, Texas 75240.

ITEM 2.          IDENTITY AND BACKGROUND.

                 Name:  Metrocall, Inc.

                 State of Organization:  Delaware

                 Principal Business: Wireless Communications, Paging and Messaging Industry

                 Principal Business Address: 6677 Richmond Highway, Alexandria, Virginia 22306.

                 The name, business address, principal occupation and citizenship of each of the directors and executive officers of Metrocall (the "Directors and Executive Officers") are set forth in Exhibit 1 hereto and are hereby incorporated by reference.

                 During the last five years, neither Metrocall nor any of the persons identified in Exhibit 1 has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 Metrocall acquired beneficial ownership of 2,450,000 shares of Common Stock pursuant to the Option Agreement as an inducement for Metrocall to execute a certain Agreement and Plan of Merger by and between Metrocall and the Issuer dated as of August 8, 1997 (the "Merger Agreement").

ITEM 4.          PURPOSE OF TRANSACTION.

                 The Issuer entered into the Option Agreement as a condition to Metrocall's willingness to enter into the Merger Agreement. Pursuant to the Merger Agreement, the Issuer will be merged with and into Metrocall (the "Merger"), and each issued and outstanding share of the Issuer's Common
Stock will be converted into 0.9 fully paid and non-assessable shares of common stock of Metrocall, subject to certain adjustments.

                 Pursuant to the Option Agreement, the Issuer granted Metrocall an irrevocable option to purchase 2,450,000 shares of the Issuer's Common Stock (equal to approximately 19.4% of the issued and outstanding Common Stock) (or any other securities into which the Issuer's Common Stock are converted or exchanged) at a price of $5.40 per share (the "Option"). Metrocall may exercise the Option upon the occurrence of the following "Trigger Events": (1) the Issuer's termination of the Merger Agreement because the Issuer's Board of Directors has accepted another proposal relating to the acquisition of the Issuer ("Acquisition Proposal"); (2) the Merger Agreement becomes terminable by Metrocall as a result of the Issuer's Board's acceptance of such an Acquisition Proposal or withdrawal of its recommendation of the Merger; or (3) the Issuer accepts an Acquisition Proposal within six months after the stockholders of the Issuer disapprove the Merger. Metrocall may exercise the option for cash or by a cashless exercise. The Option will terminate upon the earliest to occur of consummation of the Merger, termination of the Merger Agreement in circumstances other than upon a Trigger Event, or one year after occurrence of a Trigger Event, subject to extension in certain circumstances but in no event later than two years after a Trigger Event.

                 Notwithstanding any other provision of the Option Agreement, the Option may not be exercised for a number of shares of Common Stock as would, as of the date of exercise, result in Metrocall receiving a Notional Total Return (as defined) more than 9.9% of the Total Equity Value (as defined) of the Issuer as of such date. For purposes of the Option Agreement, Notional Total Return means the sum of (1) a $4 million termination fee payable under the terms of the Merger Agreement; plus (2) the net cash that Metrocall would receive if it had sold the shares for which the Option is exercised at the Current Equity Value (as defined) of the Common Stock on the exercise date minus the exercise price for such shares. Total Equity Value of the Issuer means (1) the Current Equity Value times issued and outstanding Common Stock plus Common Stock the Issuer has agreed to issue; plus (2) the Current Equity Value times any additional shares of Common Stock that are issuable pursuant to any rights to acquire Common Stock, minus the exercise price for such rights; plus (3) the fair value of any other equity securities issued by the Issuer or its subsidiaries; plus (4) liabilities in excess of certain targets specified in the Merger Agreement. Current Equity Value means the greater of the current market price of the Common Stock or the consideration per share offered in any pending Acquisition Proposal for the Issuer.

                 Metrocall has agreed in the Option Agreement that, during the period beginning on the date of the Option Agreement and ending on the earlier of the first anniversary thereof and consummation of an Acquisition Proposal,
(1) Metrocall will not (a) solicit proxies with respect to the Common Stock or be a "participant" in an "election contest" or "solicitation" (as such terms are used in Regulation 14A under the Securities Exchange Act of 1934, as amended) with respect to the Common Stock, (b) form, join or in any way participate in a Group (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) with respect to any Common Stock,
(c) in any manner acquire, agree to acquire or make any proposal to acquire, any securities of, equity interest in, or any material property of, the Issuer or any of the Issuer's subsidiaries (other than pursuant to the Option Agreement or the Merger Agreement) except nothing in the Option Agreement prevents Metrocall from offering to buy Common Stock in the event that a third party submits an Acquisition Proposal that is not approved or endorsed by the Issuer's Board of Directors, and such party thereafter commences a tender offer or share exchange offer that constitutes an Acquisition Proposal, (d) seek to control the management, Board of Directors or policies of the Issuer, or (e) advise, assist or encourage any other person in connection with the foregoing;
(2) any shares of Common Stock acquired pursuant to the Option will be voted pro rata with the Common Stock voted by all other stockholders of the Issuer (excluding Metrocall and its affiliates) with respect to all matters presented to the stockholders of the Issuer for approval. Also during this time period, Metrocall may tender or exchange shares subject to the Option in an Acquisition Proposal.

Schedule 13D                                                  Page 4 of 9 Pages


                 The description of the Option Agreement is not necessarily complete, and reference is made to the copy of the Option Agreement which is incorporated by reference into Exhibit 99.2 to this Schedule 13D. Reference is also made to the Merger Agreement, which is incorporated by reference into
Exhibit 99.3 to this Schedule 13D.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

                 (a) Pursuant to the Option Agreement, Metrocall acquired sole voting and dispositive power over 2,450,000 shares of the Issuer's
Common Stock. As a result, Metrocall is deemed to beneficially own an aggregate of 2,450,000 shares of the Issuer's Common Stock, constituting 16.3% of the Issuer's shares issued and outstanding as of August 6, 1997, plus the shares exercisable by the Option. The number of shares of Common Stock issued and outstanding as of August 6, 1997 was 12,618,865.

                 (b) As stated above, Metrocall has or will have sole voting and dispositive power over 2,450,000 shares of the Issuer's Common Stock pursuant to the Option Agreement.

                 (c) Other than as set forth above, neither Metrocall nor to Metrocall's knowledge any of the persons identified in Exhibit 1 have effected any transactions of shares of Common Stock during the past sixty days.

                 (d)      Not applicable.

                 (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                 Other than the Option Agreement and the Merger Agreement, the terms of which are described in item 4, there are no contracts, arrangements, understandings or relationships between Metrocall and any other person with respect to the securities of the Issuer.

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1     Directors and Executive Officers of Metrocall, Inc.

Exhibit 99.2 Option Agreement dated as of August 8, 1997 by and between Metrocall and the Issuer (incorporated by reference to Metrocall's Current Report on Form 8-K filed August 12, 1997).

Exhibit 99.3 Agreement and Plan of Merger dated as of August 8, 1997 by and between Metrocall and the Issuer (incorporated by reference to Metrocall's Current Report on Form 8-K filed August 12, 1997).

Schedule 13D                                                  Page 5 of 9 Pages



                                   SIGNATURES

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 18, 1997

                                     Metrocall, Inc.

                                     By:
                                        ----------------------------------
                                        Vincent D. Kelly,
                                        Chief Financial Officer and Treasurer

Schedule 13D                                                  Page 6 of 9 Pages



                                 Exhibit Index

Exhibit                                                                                         Page
----------------------------------------------------------------------------------------------------
Exhibit 99.1: Directors and Executive Officers of Metrocall, Inc. ...........................    7

Exhibit 99.2: Option Agreement dated as of August 8, 1997 by and between
          Metrocall and the Issuer (incorporated by reference  to Metrocall's Current
          Report on Form 8-K filed August 12, 1997). ........................................

Exhibit 99.3: Agreement and Plan of Merger dated as of August 8, 1997 by and between Metrocall and the Issuer (incorporated  by reference to Metrocall's
          Current Report on Form 8-K filed August 12, 1997). ................................